Filed pursuant to Rule 424(b)(3)
Registration No. 333-190698

AMERICAN REALTY CAPITAL HOSPITALITY TRUST, INC.
SUPPLEMENT NO. 6, DATED SEPTEMBER 12, 2014,
TO THE PROSPECTUS, DATED JANUARY 7, 2014

This prospectus supplement, or this Supplement No. 6, is part of the prospectus of American Realty Capital Hospitality Trust, Inc., or the Company, dated January 7, 2014, or the Prospectus, as supplemented by Supplement No. 1, dated March 5, 2014, or Supplement No. 1, Supplement No. 2, dated June 19, 2014, or Supplement No. 2, Supplement No. 3, dated June 25, 2014, or Supplement No. 3, Supplement No. 4, dated August 1, 2014, or Supplement No. 4, and Supplement No. 5, dated September 4, 2014, or Supplement No. 5. This Supplement No. 6 supersedes and replaces certain information contained in the Prospectus, and should be read in conjunction with the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4 and Supplement No. 5. This Supplement No. 6 will be delivered with the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4 and Supplement No. 5. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries. Defined terms used herein but not defined shall have the meaning ascribed to them in the Prospectus as supplemented.

The purpose of this Supplement No. 6 is to update disclosure relating to management in light of recent changes.

OPERATING INFORMATION

Management Updates

On September 12, 2014, Portia Sue Perrotty resigned as a member of the board of directors of the Company. Ms. Perrotty did not resign pursuant to any disagreement with the Company. Ms. Perrotty served as an independent director and as a member of the audit committee since September 2013.

Simultaneous with Ms. Perrotty’s resignation, the board of directors of the Company appointed Robert H. Burns as a member of the board of directors and audit committee in accordance with the terms of the Company’s bylaws.

Robert H. Burns, 84, has served as an independent director of American Realty Capital Healthcare Trust, Inc., or ARC HT, since March 2012 and as an independent director of New York REIT, Inc., or NYRT, since October 2009. Mr. Burns also served as an independent director of American Realty Capital Trust III, Inc., or ARCT III, from January 2011 to March 2012 and American Realty Capital Trust V, Inc., or ARCT V, from January 2013 until September 2014. He also served as an independent director of American Realty Capital Trust, Inc., or ARCT, from January 2008 until January 2013 when ARCT closed its merger with Realty Income Corporation. Mr. Burns is a hotel industry veteran with an international reputation and over thirty years of hotel, real estate, food and beverage and retail experience. He founded and built the luxurious Regent International Hotels brand, which he sold in 1992. From 1970 to 1992, Mr. Burns served as chairman and chief executive officer of Regent International Hotels, where he was personally involved in all strategic and major operating decisions. Mr. Burns and his team of professionals performed site selection, obtained land use and zoning approvals, performed all property due diligence, financed each project by raising both equity and arranging debt, oversaw planning, design and construction of each hotel property, and managed each asset. Each Regent hotel typically contained a significant food and beverage element and high-end retail component, frequently including luxury goods such as clothing, jewelry, as well as retail shops. Mr. Burns opened the first Regent hotel in Honolulu, Hawaii, in 1970. From 1970 to 1979, the company opened and managed a number of prominent hotels, but gained international recognition in 1980 with the opening of The Regent Hong Kong, which had many amenities and attracted attention throughout the world. In all, Mr. Burns developed over 18 major hotel projects including the Four Seasons Hotel in New York City, the Beverly Wilshire Hotel in Beverly Hills, the Four Seasons Hotel in Milan, Italy, and the Four Seasons Hotel in Bali, Indonesia. Mr. Burns currently serves as chairman of Barings’ Chrysalis Emerging Markets Fund, a position he has held since 1991, and as a director of Barings’ Asia Pacific Fund, a position he has held since 1986. Additionally, he has been a member of the executive committee of the board of directors of Jazz at Lincoln Center in New York City since 2000. He also chairs the Robert H. Burns Foundation which he founded in 1992. The Robert H. Burns Foundation funds the education of Asian students at American schools. Mr. Burns frequently lectures at Stanford Business School. Mr. Burns served as a faculty member at the University of Hawaii from 1963 to 1994 and as president of the Hawaii Hotel Association from 1968 to 1970. Mr. Burns began his career in Sheraton’s Executive Training Program in 1958, and advanced within Sheraton and then within Westin Hotels from 1962 to 1963. He later spent eight years with Hilton International Hotels from 1963 to 1970. Mr. Burns graduated from the School of Hotel Management at Michigan State University in 1958 and the University of Michigan’s Graduate School of Business in 1960 after serving three years in the U.S. Army in Korea. For the past five years Mr. Burns has devoted his time to owning and operating Villa Feltrinelli on Lago di Garda, a small, luxury hotel in northern Italy, and working on developing hotel projects in Asia, focusing on Vietnam and China. The Company believes that Mr. Burns’ current experience as a director of ARC HT and NYRT, his prior experience as a director of ARCT, ARCT III and ARCT V and his experience as a real estate developer for over 40 years, during which he developed over 18 major hotel projects, make him well qualified to serve as a member of the board of directors.

PROSPECTUS UPDATES

Management

The following disclosure hereby replaces in its entirety the table under the section entitled “Management — Executive Officers and Directors” on page 94 of the Prospectus.

“Executive Officers and Directors

We have provided below certain information about our executive officers and directors. The primary function of our executive officer is to oversee the advisor, who will provide certain aspects of the day-to-day services for, and operations of, the Company.

Name	Age	Position(s)
Nicholas S. Schorsch	53	Chairman of the Board of Directors
William M. Kahane	66	Director, Chief Executive Officer and President
Jonathan P. Mehlman	48	Executive Vice President and Chief Investment Officer
Nicholas Radesca	49	Interim Chief Financial Officer, Treasurer and Secretary
Stanley R. Perla	71	Independent Director
Abby M. Wenzel	54	Independent Director
Robert H. Burns	85	Independent Director”

The biography of Ms. Perrotty on page 97 of the Prospectus is hereby deleted in its entirety and is replaced with the following disclosure.

“Robert H. Burns was appointed as an independent director of our company in September 2014. Mr. Burns was appointed as an independent director of ARC HT in March 2012. Mr. Burns has served as an independent director of New York REIT, Inc. NYRT since October 2009. Mr. Burns also served as an independent director of ARCT III from January 2011 to March 2012 ARCT V from January 2013 until September 2014. He also served as an independent director of ARCT from January 2008 until January 2013 when ARCT closed its merger with Realty Income Corporation. Mr. Burns is a hotel industry veteran with an international reputation and over thirty years of hotel, real estate, food and beverage and retail experience. He founded and built the luxurious Regent International Hotels brand, which he sold in 1992. From 1970 to 1992, Mr. Burns served as chairman and chief executive officer of Regent International Hotels, where he was personally involved in all strategic and major operating decisions. Mr. Burns and his team of professionals performed site selection, obtained land use and zoning approvals, performed all property due diligence, financed each project by raising both equity and arranging debt, oversaw planning, design and construction of each hotel property, and managed each asset. Each Regent hotel typically contained a significant food and beverage element and high-end retail component, frequently including luxury goods such as clothing, jewelry, as well as retail shops. Mr. Burns opened the first Regent hotel in Honolulu, Hawaii, in 1970. From 1970 to 1979, the company opened and managed a number of prominent hotels, but gained international recognition in 1980 with the opening of The Regent Hong Kong, which had many amenities and attracted attention throughout the world. In all, Mr. Burns developed over 18 major hotel projects including the Four Seasons Hotel in New York City, the Beverly Wilshire Hotel in Beverly Hills, the Four Seasons Hotel in Milan, Italy, and the Four Seasons Hotel in Bali, Indonesia. Mr. Burns currently serves as chairman of Barings’ Chrysalis Emerging Markets Fund, a position he has held since 1991, and as a director of Barings’ Asia Pacific Fund, a position he has held since 1986. Additionally, he has been a member of the executive committee of the board of directors of Jazz at Lincoln Center in New York City since 2000. He also chairs the Robert H. Burns Foundation which he founded in 1992. The Robert H. Burns Foundation funds the education of Asian students at American schools. Mr. Burns frequently lectures at Stanford Business School. Mr. Burns served as a faculty member at the University of Hawaii from 1963 to 1994 and as president of the Hawaii Hotel Association from 1968 to 1970. Mr. Burns began his career in Sheraton’s Executive Training Program in 1958, and advanced within Sheraton and then within Westin Hotels from 1962 to 1963. He later spent eight years with Hilton International Hotels from 1963 to 1970. Mr. Burns graduated from the School of Hotel Management at Michigan State University in 1958 and the University of Michigan’s Graduate School of Business in 1960 after serving three years in the U.S. Army in Korea. For the past five years Mr. Burns has devoted his time to owning and operating Villa Feltrinelli on Lago di Garda, a small, luxury hotel in northern Italy, and working on developing hotel projects in Asia, focusing on Vietnam and China. The Company believes that Mr. Burns’ current experience as a director of ARC HT and NYRT, his prior experience as a director of ARCT, ARCT III and ARCT V and his experience as a real estate developer for over 40 years, during which he developed over 18 major hotel projects, make him well qualified to serve as a member of the board of directors.”